TIAA Real Estate Account	F. Scott Thomas
c/o Teachers Insurance and Annuity Association of America	Director and Associate General Counsel
8500 Andrew Carnegie Boulevard	(704) 988-3687 (tele)
Charlotte, NC 28262	(704) 988-4924 (fax)
sthomas@tiaa.org

April 26, 2016

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549-4644

Attention: Nicole Collings, Staff Attorney

Office of Real Estate and Commodities

Re:	TIAA Real Estate Account
Amendment No. 1 to Registration Statement on Form S-1
(as amended, the “Registration Statement”) (File No. 333-210139)

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Teachers Insurance and Annuity Association of America, on behalf of the TIAA Real Estate Account (the “Company”), hereby requests acceleration of the effective date of the above captioned Registration Statement for certain variable annuity contracts issued by the Company as soon as reasonably practicable after 9:00 a.m. ET on Friday, April 29, 2016.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TIAA REAL ESTATE ACCOUNT

By:	TEACHERS INSURANCE AND ANNUITY
ASSOCIATION OF AMERICA

	By:	/s/ F. Scott Thomas, Esq.
		Name:	F. Scott Thomas, Esq.
		Title:	Director and Associate General Counsel

FST/fst